Exhibit 99.(a)(1)(I)

To: NAME (Employee who has not yet made an election)

From: tenderoffer@nvidia.com

Subject: Reminder: Tender Offer Election Required

According to our records you have not yet submitted your election for the Offer to Amend Eligible Option Grants. Although participation in the Offer is voluntary, all employees holding Eligible Option Grants must access the website to either elect to amend or reject the Offer.

Please remember that the tender offer is scheduled to close at 6:00pm (PST) on Friday, December 29th. No elections will be accepted after the Offer expires.